Filed by Guidant Corporation pursuant to Rule 425 under the
                 Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                            Subject Company: Guidant Corporation
                              Subject Company's Exchange Act File No.: 001-13388

     Johnson & Johnson has filed with the Securities and Exchange Commission a Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 (Registration No. 333-122856) containing a preliminary prospectus/proxy statement regarding the proposed merger between Guidant Corporation and Johnson & Johnson. This material is not a substitute for the definitive prospectus/proxy statement Johnson & Johnson and Guidant will file with the Securities and Exchange Commission. Investors are urged to read the definitive prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents filed by Johnson & Johnson and Guidant with the Securities and Exchange Commission are available free of charge at the SEC's website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

     Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant's most recent filing on Form 10-K. Investors may obtain additional information regarding the interests of such participants by reading the definitive prospectus/proxy statement when it becomes available.

     The following is a letter sent to Guidant employees.

                                      # # #

December 19, 2005

Dear Employee:

As announced on November 15, commensurate with Ron Dollens much-delayed retirement and a new repriced deal for Guidant to be acquired by Johnson & Johnson, I agreed to come out of retirement to serve as interim Chief Executive Officer. As the Company's most senior executive previously from 1995 to mid-2000, these responsibilities are not new to me. Having served as Chairman of the Board of Directors from the inception of Guidant in 1994 to now, and currently the largest individual (non-institutional) Guidant shareholder, I have remained committed to Guidant's growth and progress for all these years.

After entering into revised terms for an acquisition by Johnson & Johnson, Boston Scientific surprised all of us with an offer at a stated value significantly in excess of the revised Johnson & Johnson deal. We are providing information and are having discussions with Boston Scientific about its offer. However, today we remain party to an agreement with Johnson & Johnson. The board has made no recommendation concerning the Boston Scientific proposal and will continue to evaluate it as discussions continue. Various governmental regulatory approvals and shareholder votes are required for a successful 2006 closing of a merger with Guidant.

I wish I could provide a more precise picture of what the next several months will look like, but this is uncharted territory for all of us. In the meantime, rest assured that I have the greatest confidence in the senior leadership team of the Guidant global organization to guide our business, until the new ownership issue is finally resolved. Your greatest contribution will be to remain focused on your personal job responsibilities, to the best of your ability.

I do know that the Board today approved management's 2006 Business Plan, which included the payment of target cash bonuses based on plan performance and other cash compensation increases consistent with your dedicated service. I have been heartened that loyalty to Guidant runs deep in our employee base and that people turnover is at or below historical levels.

We are already strengthening our product quality systems and making more timely and comprehensive disclosures to doctors and patients, as a result of the experience associated with much-publicized CRM product issues earlier this year. An independent panel of expert physicians and scientists appointed August 20, 2005, is scheduled to issue their final recommendations to us during the first quarter of 2006. We look forward to incorporating opportunities for improvements which may flow from these recommendations.

Best wishes to you and your families for the upcoming Holiday Season and New Year, and, on behalf of management, my personal thanks!

James M. Cornelius
Chairman of the Board and Chief Executive Officer